SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Public Offer of Acquisition of Suzano Petroquímica Shares

(Rio de Janeiro, June 18, 2008) - PETRÓLEO BRASILEIRO S.A. - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, UNIPAR – União de Indústrias Petroquímicas S.A. [Bovespa: UNIP3/UNIP5/UNIP6] and Suzano Petroquímica S.A. (“NP”) announce, with regard to written notice OF¥CIO/CVM/SRE/GER-1/nº 1008/2008, that the Securities Exchange Commission (CVM) committee, during a meeting held on June 17 2008, decided, by a majority of the votes, to accept the appeal submitted by Unipar with respect to there being no need for a new Public Offer of Acquisition of Shares for the Transfer of Control, understanding that in the process of integrating the petrochemical assets of Petrobras and Unipar, which culminated in the establishment of Quattor Participações S.A., as an outcome of the incorporation operation announced to the market on 06/11/2008, there was not a new transference of control of Suzano Petroquímica S.A., in compliance with the concept foreseen by §1 of art. 254-A Law # 6.404/76.

Almir Guilherme Barbassa
Petróleo Brasileiro S.A. - PETROBRAS
CFO and Investor Relations Officer

José Octávio Vianello de Mello
UNIPAR – União de Indústrias Petroquímicas S.A.
Vice-President and Investor Relations

Vitor Mallmann
Suzano Petroquímica S.A.
CEO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.